Exhibit 6

Consent of PricewaterhouseCoopers LLP

We hereby consent to (i) the inclusion in Canadian Natural Resources Limited’s Annual Report on Form 40-F for the year ended December 31, 1009; and (ii) the incorporation by reference in the registration statement on Form F-9 (File No. 333-162270), of our audit report dated March 3, 2010 on the consolidated balance sheets of Canadian Natural Resources Limited as at December 31, 2009 and 2008, and the consolidated statements of earnings, shareholder’s equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2009 and the effectiveness of internal control over financial reporting of Canadian Natural Resources Limited as of December 31 , 2009.

Chartered Accountants
Calgary, Alberta
March 25, 2010